ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-182070

Dated December 19, 2013

GIGOPTIX, INC.

8,325,000 Shares of Common Stock

Final Term Sheet

Issuer:	GigOptix, Inc. (the “Company”)

Symbol:	GIG

Security:	Common stock, par value $0.001 per share

Size:	8,325,000 shares of common stock

Over-allotment option:	1,248,750 additional shares of common stock

Public offering price:	$1.42 per share

Underwriting discounts and commissions:	$0.0994 per share

Net proceeds (excluding the over-allotment):	$10.624 million (after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by the Company)

Trade date:	December 19, 2013

Settlement date:	December 24, 2013

CUSIP:	37517Y103

Underwriters:	Roth Capital Partners, LLC Craig-Hallum Capital Group, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Roth Capital Partners, LLC, Attention: Equity Capital Markets, 888 San Clemente Drive, Newport Beach, CA, 92660, by telephone at 1-800-678-9147, by e-mail to rothecm@roth.com, or by fax to (949) 720-7227.